Exhibit a) iii

Electra Meccanica Announces Collaboration with 7-Eleven Canada

Innovative electric vehicle maker will provide retail giant with cars to better serve its customers

VANCOUVER, Sept. 5, 2018 /PRNewswire/ - ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO; SOLOW) ("Electra Meccanica" or the "Company"), a designer and manufacturer of electric vehicles, announced today that it will work with 7-Eleven, Inc., the world's largest convenience retailer, to take to the streets of Vancouver, British Columbia, with two of its all-electric, single-passenger SOLOs. The new-to-market, three-wheel electric vehicles will be used to promote 7-Eleven's delivery service, saving customers' time while helping the environment. This exciting new collaboration has the potential to expand in the future.

"7-Eleven has more than 600 stores in Canada and more than 66,000 stores in 17 countries. The brand is widely recognized as an innovative leader in convenience retailing and as the convenient solution for people on the go. Coincidently, so is the SOLO," said Jerry Kroll, Chairman and CEO of Electra Meccanica. "At Electra Meccanica, we share the same values, and collaborating with 7-Eleven Canada makes perfect sense as our customer bases are very much alike. Being associated with a brand that is so embedded in today's culture and synonymous with quality, ease and enjoyment-- all in the name of serving its customers -- is a perfect way to demonstrate what we do well."

"Not only do these vehicles put our brand on the road in a fun, attention-getting package, they allow us to explore alternate transportation options to reduce our carbon footprint, minimize environmental impacts, and gain cost efficiencies that we can share with our customers," said Vice President and General Manager Doug Rosencrans, 7-Eleven Canada.

About Electra Meccanica Vehicles Corp.:

Electra Meccanica is a designer and manufacturer of electric vehicles. The Company builds the innovative, all-electric SOLO, a single passenger vehicle developed to revolutionize the way people commute, and is developing the Tofino, an elegant high-performance two seater electric roadster sports car. Both vehicles are designed for the ultimate driving experience while making your commute more efficient, cost-effective and environmentally friendly.

Intermeccanica, a subsidiary of Electra Meccanica, has successfully been building high-end specialty cars for 59 years. The Electra Meccanica family aims to deliver next generation affordable electric vehicles to the masses.

For more information, visit www.electrameccanica.com.

About 7-Eleven, Inc.

7-Eleven, Inc. is the premier name and largest chain in the convenience-retailing industry. Based in Irving, Texas, 7-Eleven operates, franchises and/or licenses in more than 66,000 stores in 17 countries, including 11,800 stores in North America. Known for its iconic brands such as Slurpee®, Big Bite® and Big Gulp®, 7-Eleven has expanded into high-quality salads, sandwiches, fresh-cut fruit and protein boxes, as well as pizza, chicken wings, Crispy Classic Chicken, and fresh baked in-store items.  Find out more about 7-Eleven Canada at www.7-Eleven.ca, on the 7Rewards® customer loyalty platform on the 7-Eleven mobile app, or on Facebook, Twitter and Instagram.

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SOURCE Electra Meccanica Vehicles Corp.